SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010
______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated January 26, 2010 regarding Unilateral Declaration of Willingness to Buy

Telefónica de Argentina S.A. Telefónica, S.A.
  Buenos Aires, January 26th, 2010

To
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Unilateral Declaration of Willingness to Buy

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. and Telefónica, S.A., domiciled at Av. Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of chapter 21, section 2 of the General Resolution No. 368/01.

In this regard, please be advised that Telefónica, S.A., controlling shareholder of Telefónica de Argentina S.A., on January 25, 2010, has made a public deed of the Unilateral Declaration of Willingness to Buy All the Remaining Capital Stock Held by Minority Shareholders pursuant to the provisions of section 29, Decree 677/01.

Therefore and pursuant to the above mentioned section, effective from the date of the public deed (i) Telefónica, S.A. has purchased all the remaining capital stock of Telefónica de Argentina S.A. held by minority shareholders and (ii) the Declaration to Buy implies the full right of Telefónica de Argentina S.A. to withdraw from the public offering system and become unlisted.

Yours sincerely,

/s/ Santiago Barca Attorney	/s/ Pablo Llauró Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	January 26, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel